CE Franklin Ltd.

Interim Consolidated Balance Sheets - Unaudited

	March 31	December 31
(in thousands of Canadian dollars)	2010	2009
Assets

Current assets
Accounts receivable	74,850	67,443
Inventories	89,879	102,669
Other	1,349	4,960
	166,078	175,072

Property and equipment	10,065	10,517
Goodwill	20,570	20,570
Future income taxes (note 5)	1,405	1,457
Other	300	339
	198,418	207,955

Liabilities

Current liabilities
Bank operating loan	1,078	26,549
Accounts payable and accrued liabilities	52,137	38,489
	53,215	65,038

Long term debt	290	290
	53,505	65,328

Shareholders* Equity
Capital stock	23,269	23,284
Contributed surplus	17,430	17,184
Retained earnings	104,214	102,159
	144,913	142,627
	198,418	207,955

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Operations - Unaudited

	Three months ended

(in thousands of Canadian dollars except shares and per share amounts)	March 31	March 31
	2010	2009

Sales	121,879	140,732
Cost of sales	102,219	114,367
Gross profit	19,660	26,365

Other expenses
Selling, general and administrative expenses	15,600	16,768
Amortization	617	555
Interest expense	240	282
Foreign exchange (gain)/loss	(76)	1
	16,381	17,606

Income before income taxes	3,279	8,759

Income tax expense (note 5)
Current	1,015	2,535
Future	53	222
	1,068	2,757

Net income and comprehensive income	2,211	6,002

Net income per share (note 4)
Basic	0.13	0.33
Diluted	0.12	0.33

Weighted average number of shares outstanding (000's)
Basic	17,576	18,013
Diluted (note 4(e))	17,803	18,189

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flow - Unaudited

	Three months ended
	March 31	March 31
(in thousands of Canadian dollars)	2010	2009

Cash flows from operating activities
Net income for the period	2,211	6,002
Items not affecting cash -
Amortization	617	555
Future income tax expense	53	222
Stock based compensation expense	374	304
	3,255	7,083
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(7,407)	9,866
Inventories	12,790	4,890
Other current assets	2,617	8,003
Accounts payable and accrued liabilities	13,781	(29,423)
Income taxes payable / receivable	1,010	(3,625)
	26,046	(3,206)

Cash flows (used in)/ from financing activities
(Decrease)/ Increase in bank operating loan	(25,471)	5,207
Issuance of capital stock- Stock options exercised	-	155
Purchase of capital stock through normal course issuer bid	(195)	(1,384)
Purchase of capital stock in trust for Share Unit Plans	(249)	(250)
	(25,915)	3,728

Cash flows used in investing activities
Purchase of property and equipment	(131)	(522)
	(131)	(522)

Change in cash and cash equivalents during the period	-	-

Cash and cash equivalents- Beginning and end of period	-	-

Cash paid during the period for:
Interest	240	193
Income taxes	-	6,160

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

(in thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$		Contributed Surplus		Retained Earnings		Shareholders' Equity

Balance - December 31, 2008	18,094	22,498		18,835		97,990		139,323

Normal Course Issuer Bid (note 4 (d))	(303)	(391)		-		(993)		(1,384)
Stock based compensation (notes 4 (a) and (b ))	-	-		304		-		304
Stock options excercised (note 4 (a))	52	372		(217)		-		155
Purchase of shares in trust for Share Unit Plans (note 4 (c ))	(50)	(250)		-		-		(250)
Share Units exercised (note 4 (b))	31	47		(47)		-		-
Net income	-	-		-		6,002		6,002
Balance - March 31, 2009	17,824	22,276		18,875		102,999		144,150

Balance - December 31, 2009	17,581	23,284		17,184		102,159		142,627
Normal Course Issuer Bid (note 4 (d))	(29)	(39)		-		(156)		(195)
Stock based compensation (notes 4 (a) and (b ))	-	-		519		-		519
Purchase of shares in trust for Share Unit Plans (note 4 (c ))	(37)	(249)		-		-		(249)
Share Units exercised (note 4 (b))	39	273		(273)		-		-
Net income	-	-		-		2,211		2,211
Balance - March 31, 2010	17,554	23,269	-	17,430	-	104,214	-	144,913

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

(tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 1 - Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis with CE Franklin Ltd.’s (the “Company”) annual consolidated financial statements for the year ended December 31, 2009.  These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the year ended December 31, 2009, but do not include all disclosures required by Generally Accepted Accounting Principles (GAAP) for annual financial statements.

Recent Canadian GAAP pronouncements include CICA section 1582- Business Combinations, CICA section 1601 – Consolidated Financial Statements and CICA section 1602 – Non- Controlling interests. The overall objective of the standards issued is to update the standards pertaining to business combinations and allow convergence with International Financial Reporting Standards by January 1, 2011. The adoption of these standards is expected to have no impact on the Company.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

The Company’s sales typically peak in the first quarter when oil and gas drilling activity is at its highest levels. Sales then seasonally decline through the second and third quarters, rising again in the fourth quarter when preparation for the next drilling season commences. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, declining in the second and third quarters, and then rising again in the fourth quarter.

Note 2- Business Combinations

On June 1st 2009, the Company acquired the net assets of a western Canadian oilfield equipment distributor, for total consideration of $11.3 million, after $0.7 million post closing adjustments related principally to inventory reductions.

Using the purchase method of accounting for acquisitions, the Company consolidated the assets from the acquisition and allocated the consideration paid as follows:

Cash consideration paid:	11,286

Net assets acquired:
Inventory	10,462
Property, equipment and other	824
11,286

Note 3 – Inventory

Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost or net realizable value. Inventory net realizable value expense of $105,000 was recognized in the three month period ending March 31, 2010 (2009 - $945,000). As at March 31, 2010 and December 31, 2009, the Company had recorded inventory valuation reserves of $5.9 million and $6.3 million respectively.

During the three months ended March 31, 2010, inventory valuation reserves of $0.1 million (2009 - nil) were reversed.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

Note 4 – Share Data

At March 31, 2010, the Company had 17.6 million common shares, 1.2 million stock options and 0.6 million share units outstanding.

a)

Stock options

Option activity for each of the three month periods ended March 31 was as follows:

000's	2010	2009

Outstanding at January 1	1,195	1,294
Granted	-	-
Exercised	(5)	(52)
Forfeited	(6)	(31)
Outstanding at March 31	1,184	1,211

Exercisable at March 31	880	734

There were no options granted during the three month periods ended March 31, 2010 and March 31, 2009.

During the quarter ended September 30, 2009, the Company modified its stock option plan to include a cash settlement mechanism. As a result, the Company’s stock option obligations are now classified as current obligations (subject to vesting) based on the positive difference between the Company’s closing stock price at period end and the underlying option exercise price. As at March 31, 2010, the Company’s accrued stock option liability was $1,722,000. As the stock option obligations are now recorded as a liability on the Company’s balance sheet, stock options are no longer included in the calculation of the diluted number of shares outstanding (note 4(e)).

Stock option compensation expense recorded in the three month period ended March 31, 2010 was $54,000 (2009 - $178,000) and is included in selling, general and administrative expenses on the Consolidated Statement of Operations.

b)

Share Unit Plans

The Company has Restricted Share Unit (“RSU), Performance Share Unit (“PSU”) and Deferred Share Unit (“DSU”) plans (collectively the “Share Unit Plans”), whereby RSU’s, PSU’s and DSU's are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. RSU’s and PSU’s are granted to the Company’s officers and employees and vest one third per year over the three year period from the date of grant.  DSU’s are granted to the independent members of the Company’s Board of Directors (“Board”), vest on the date of grant, and can only be redeemed when the Director resigns from the Board. For the PSU plan, the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to contributed surplus.  The contributed surplus balance is reduced as the vested units are settled. Share Unit Plan activity for the three month periods ended March 31 was as follows:

000's		2010		Total		2009		Total
	RSU	PSU	DSU		RSU	PSU	DSU
Outstanding at January 1	223	53	98	374	161	-	67	228
Granted	139	132	-	271	172	161	-	333
Performance adjustment	-	-	-	-	-	-	-	-
Exercised	(32)	(7)	-	(39)	(30)	-	-	(30)
Forfeited	(2)	-	-	(2)	-	-	-	-

Outstanding at March 31	328	178	98	604	303	161	67	531

Exercisable at March 31	77	11	98	186	104	-	67	171

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

Share Unit Plan compensation expense recorded in the three month period ended March 31, 2010, was $272,000 (2009- $126,000).

c)

The Company’s intention is to settle Share Unit Plan obligations from an independent trust established by the Company to purchase common shares of the Company on the open-market. The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the number and cost of shares held in trust, reported as a reduction of capital stock.  During the three month period ended March 31, 2010, 36,800 common shares were acquired by the trust (2009 – 50,000) at a cost of $249,000 (2009- $250,000).

d)

Normal Course Issuer Bid (“NCIB”)

On December 23, 2009, the Company announced the renewal of the NCIB to purchase up to 880,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2010. During the three month period ended March 31, 2010, the Company purchased 29,498 shares (2009- 302,800) at an average cost of $6.61 per share (2009- $4.57) for an aggregate cost of $195,000 (2009- $1,384,000).

e)

Reconciliation of weighted average number of diluted common shares outstanding (in 000’s)

The following table summarizes the common shares in calculating net earnings per share.

	Three Months Ended
	March 31
	2010	2009

Weighted average common shares outstanding- basic	17,576	18,013
Effect of Stock options (note 4(a))	-	117
Effect of Share Unit Plans	227	59
Weighted average common shares outstanding- diluted	17,803	18,189

Note 5 – Income taxes

a)

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended
	March 31
	2010	%	2009	%

Income before income taxes	3,279		8,759
Income taxes calculated at expected rates	930	28.4	2,565	29.3
Non-deductible items	27	0.8	17	0.2
Share based compensation	75	2.3	149	1.7
Adjustments on filing returns & other	36	1.1	26	0.3
	1,068	32.6	2,757	31.5

As at March 31, 2010 included in other current assets are income taxes receivable of $19,000 (December 31, 2009 – $1,029,000).

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

b)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of future income tax assets and liabilities are as follows:

As at March 31	2010	2009
Assets
Property and equipment	875	836
Share based compensation	806	208
Other	109	274
	1,790	1,318
Liabilities
Goodwill and other	385	354
Net future income tax asset	1,405	964

The Company believes it is more likely than not that all future income tax assets will be realized.

Note 6- Capital Management

The Company’s primary source of capital is its shareholders’ equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, 364 day bank operating loan facility which is used to finance its net working capital and general corporate requirements. The bank operating facility is arranged through a syndicate of three banks and matures in July 2010.  The Company anticipates that its bank operating facility will be renewed in the normal course.

The maximum amount available to borrow under this facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s trailing twelve month average debt to 3.0 times trailing 12 month earnings before interest, amortization and taxes. As at March 31, 2010, this ratio was 2.5 times (March 31, 2009 – 0.8 times) and the maximum amount available to be borrowed under the facility was $31 million. In management’s opinion, the Company’s available borrowing capacity under its bank operating facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments. The facility contains certain other restrictive covenants, which the Company was in compliance with as at March 31, 2010.

Note 7 – Financial Instruments and Risk Management

a)

Fair Values

The Company’s financial instruments recognized on the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan and long term debt. The fair values of these financial instruments, excluding long term debt, approximate their carrying amounts due to their short- term maturity. At March 31, 2010, the fair value of the long term debt approximated its carrying value due to its floating interest rate nature and short term maturity. There is no active market for these financial instruments.

b)

Credit Risk

A substantial portion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The Company maintains provisions for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts.  Movement of the allowance for credit losses for the three month periods ended March 31 and the allowance for credit losses deducted from accounts receivables as at March 31 was as follows:

As at March 31	2010	2009
Opening balance	2,335	2,776
Write-offs	(155)	(425)
Recoveries	80	-
Increase during period	185	168
Closing balance	2,445	2,519

Trade receivables outstanding greater than 90 days were 6% of total trade receivables as at March 31, 2010 (2009 – 10%).

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

c)

Market Risk

The Company’s bank operating loan and long term debt bear interest based on floating rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact borrowing costs. The Company purchases certain products in US dollars and sells such products to its customers typically priced in Canadian dollars, thus leading to accounts receivable and accounts payable balances that are subject to foreign exchange gains and losses upon translation. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses.

d)

Risk Management

From time to time, the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future purchase commitments. The Company’s foreign exchange risk arises principally from the settlement of United States dollar denominated net working capital balances as a result of product purchases denominated in United States dollars.  As at March 31, 2010, the Company had contracted to purchase US$14.0 million at fixed exchange rates with terms not exceeding six months. The fair market values of the contracts were nominal.

Note 8 – Related Party Transactions

Smith International Inc. (“Smith”) owns approximately 55% of the Company’s outstanding shares.  The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith.  Purchases of such equipment conducted in the normal course on commercial terms were as follows:

	March 31 2010	March 31 2009
Cost of sales for the three months ended	2,115	1,674

Inventory	3,511	4,286

Accounts payable and accrued liabilities	555	128

The Company pays facility rental expense to an operations manager in the capacity of landlord, reflecting market based rates. For the three month period ended March 31, 2010, these costs totaled $244,000 (2009: $210,000).

Note 9 - Segmented reporting

The Company distributes oilfield products principally through its network of 49 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction.